Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2011	2012	2013	2014	2015	Six Months Ended June 30, 2016
Earnings:
Income (loss) from continuing operations before taxes	$52.5	$100.6	$77.0	$(5.9)	$(80.1)	$15.2
Deduct: Equity earnings net of dividends	0.2	0.8	0.8	(1.6)	(3.1)	(0.7)
Deduct: Pre-tax income of noncontrolling interests	0.9	2.0	0.0	0.0	0.0	0.0
Add: Fixed charges	40.8	41.6	39.4	51.8	64.6	34.7
Earnings as defined	$92.2	$139.4	$115.6	$47.5	$(12.4)	$50.6

Fixed charges:
Interest expensed	$27.2	$27.9	$26.8	$39.1	$50.7	$26.6
Other	0.0	0.0	0.4	1.3	0.0	0.0

Rents	43.8	44.3	39.4	36.7	44.7	26.1
Interest factor	31%	31%	31%	31%	31%	31%
Estimated interest component of rent	13.6	13.7	12.2	11.4	13.9	8.1
Total fixed charges	$40.8	$41.6	$39.4	$51.8	$64.6	$34.7
Ratio of earnings to fixed charges(1)	2.26	3.35	2.93	0.92	(0.19)	1.46

(1)	In 2014 and 2015, earnings did not cover fixed charges by $4.3 million and $77.0 million, respectively.